January 13, 2026

Anthony Pompliano
Chief Executive Officer
ProCap Financial, Inc.
600 Lexington Avenue , Floor 2
New York, NY 10022

       Re: ProCap Financial, Inc.
           Registration Statement on Form S-1
           Filed January 6, 2026
           File No. 333-292590
Dear Anthony Pompliano:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Katherine E. Geddes, Esq.